Exhibit 99.1

DESIGNATED NEWS RELEASE

GOLD ROYALTY Announces Two-Year Extension to

Secured Revolving Credit Facility of up to US$25 Million

Vancouver, British Columbia – September 14, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it has extended the maturity date of its existing US$25 million secured revolving credit facility with Bank of Montreal to March 31, 2025. The extended credit facility consists of a US$10 million secured revolving credit facility (the “Facility”), with an accordion feature providing for an additional US$15 million of availability (the “Accordion”).

Josephine Man, the Company’s Chief Financial Officer commented: “We are pleased with the extension of our revolving credit facility with the Bank of Montreal and would like to thank our lenders for their continued support and confidence in our business. Despite a difficult broader market backdrop, the Facility has attractive terms, is competitively priced and has an Accordion feature that can provide further liquidity as we continue to grow our business through disciplined and accretive acquisitions.”

The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions and investments, and bears interest at a rate determined by reference to the Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

About Gold Royalty Corp.

Gold Royalty is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of royalties on gold properties located in the Americas.

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding the Company’s business plans, the expected benefits of the facility and availability of the Accordion. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the ability of the Company to satisfy the conditions to the Accordion. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, the influence of macroeconomic developments; any inability of the Company to execute its growth plans; risks related to the operators and operations underlying the Company’s interests; and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.